Exhibit 99.1

Sphere 3D Regains Compliance with NASDAQ Minimum Bid Price Listing Requirements

SAN JOSE, CA – July 27, 2017 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization and data management solution provider, today announced that it received written notice from the Listing Qualifications Staff on the Nasdaq Stock Market (“Nasdaq”) on July 26, 2017 indicating that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. Nasdaq considers the matter closed.

About Sphere 3D

Sphere 3D Corp. (NASDAQ:ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premises implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage, and Tandberg Data, has a strong portfolio of brands, including HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @overlandstorage, and @tandbergdata.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties, including our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; any increase in our future cash needs; our ability to successfully integrate the UCX and HVE ConneXions business with Sphere 3D's other businesses; our ability to maintain compliance with NASDAQ Capital Market listing requirements; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Sphere 3D Regains Nasdaq Compliance

Contact Information:

Investor Relations
Lauren Sloane
The Blueshirt Group
Tel: +1 414-217-2632
lauren@blueshirtgroup.com

SOURCE: Sphere 3D Corp.